Exhibit 99.1

ASX/Media Release

Immutep Receives A$4.6 million R&D Tax Incentive from French Government

SYDNEY, AUSTRALIA – 3 November 2025 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases, is pleased to announce it has received a €2,588,954 (~ A$4,567,769 ) research and development (R&D) tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR).

The “Crédit d’Impôt Recherche” (CIR), meaning “Research Tax Credit”, is a French government tax incentive by which French companies conducting research and development activities in Europe can be reimbursed 30% of their eligible expenditure.

Immutep qualifies for the CIR tax incentive through its subsidiary Immutep S.A.S. due to the research and development conducted in its laboratory in France. The cash payment is provided in respect of expenditure incurred on eligible R&D activities conducted in the European Union in the 2024 calendar year. Immutep also qualifies for cash rebates from the Australian Federal Government’s R&D tax incentive program in respect of expenditure incurred on eligible R&D activities conducted in Australia.

The funds will be used to support the ongoing and planned global clinical development of eftilagimod alfa and IMP761.

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co

+61 (0)400 886 722; eleanor.pearson@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.